

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 23, 2016

Via E-mail
Joseph L. Lombardi
Vice President
Bank of America, National Association
214 North Tryon Street
Charlotte, NC 28255

Re: **BA Credit Card Trust**
        Form 10-KT for transition period July 1, 2015 to December 31, 2015
        Filed March 25, 2016
        File No. 333-50316-02

Dear Mr. Lombardi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Greg Lumelsky, Esq., Bank of America Corporation
        Michael H. Mitchell, Esq., Chapman and Cutler LLP